U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 10-SB/A
                                (Amendment No. 3)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              Pinnacle Foods, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


      Pennsylvania                                     23-3008972
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(State or Other Jurisdiction of                   (I.R.S.  Employer
Incorporation or Organization)                    Identification No.)


   980 Glasgow Street, Pottstown, PA                      19464
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(Address of Principal Executive Offices)               (Zip Code)


                                 (610) 705-3620
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                           (Issuer's Telephone Number)


         Securities to be registered under Section 12(b) of the Act:


    Title of Each Class                  Name of Each Exchange on Which
    to be so Registered                  Each Class is to be Registered

           None
    -------------------                  ------------------------------


         Securities to be registered under Section 12(g) of the Act:



                     Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                      INDEX
                                                                                        Page
                                                                                        ----
PART I                                                                                    3

           Item 1. Business                                                               3
           Item 2. Management's Discussion and Analysis or Plan of Operation              9
           Item 3. Description of Properties                                             12
           Item 4. Security Ownership of Certain Beneficial Owners and Management        13
           Item 5. Directors, Executive Officers, Promoters and Control Persons          14
           Item 6. Executive Compensation                                                15
           Item 7. Certain Relationships and Related Transactions                        15

PART II                                                                                  16

           Item 2. Legal Proceedings                                                     16
           Item 4. Recent Sales of Unregistered Securities                               17

PART F/S.          Financial Statements                                                  20

PART III                                                                                 40

           Item 1. Index to Exhibits                                                     40



                                   PART I
Item 1. Business.

     Item 1. is hereby amended and restated in its entirety to read as follows:

     Introduction

     Pinnacle Foods, Inc. ("Pinnacle" or the "Company") was incorporated on July 20, 1999 in the Commonwealth of Pennsylvania to provide case-ready meat packaging services to retailers. "Case-ready" refers to meat products that can be taken out of a box and put directly into a retailer's meat case without any further processing or packaging. Using what Pinnacle believes is advanced technology and state of the art facilities, Pinnacle can achieve the trimming, cutting, wrapping, labeling, and pricing of a retail product with extended shelf life that cannot be achieved at the store level. Pinnacle's service also allows its customers to avoid dealing with an increasing shortage of butchers available to work at retail locations. Unlike some of its competitors which only handle some species of meat, Pinnacle cuts, packages, processes, and delivers case-ready beef, pork, lamb, and veal.

     Pinnacle's business is regulated in large part by the United States Department of Agriculture (the "USDA"). Pinnacle has instituted several key methodologies to ensure that its products are in compliance with the USDA's inspection methodology, the Hazard Analysis Critical Control Point program ("HACCP"). Pinnacle currently leases two facilities, one located at 980 Glasgow Street, Pottstown, Pennsylvania, and the other located at 934 North 3rd Street, Philadelphia, PA. The Pottstown plant is USDA inspected and the Philadelphia facility was formerly USDA inspected when used for meat processing. (Currently, the Philadelphia facility is used exclusively for warehousing.)

     The table below shows summary selected historical financial information for Pinnacle for the periods indicated. The information set forth below is only a summary and shareholders are encouraged to read Pinnacle's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition or Plan of Operation contained elsewhere in this registration statement.



                                             Six Months                                      Period from Inception
                                               Ended                  Year Ended            (July 20, 1999) through
                                           June 30, 2001           December 31, 2000           December 31, 1999
                                           -------------           -----------------           -----------------
Operating Results:
Sales, net                                  $18,968,494               $13,595,490                  $237,530
Loss from Operations                           (987,341)               (4,602,117)                 (504,133)
Net Loss                                     (1,396,821)               (4,953,575)                 (529,441)
Loss Per Share                                    (0.11)                    (0.52)                    (0.08)
Financial Position
(at end of period):
Total Assets                                 10,826,249                 4,612,629                 1,263,134
Total Liabilities                             5,995,123                 4,612,250                 1,372,575
Shareholders' Equity                          4,831,126                       379                  (109,441)


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

     Strategically located in the highly populated area of the northeastern United States, Pinnacle believes it has developed a production process that requires less skilled labor per pound than that currently being employed by supermarkets. This process allows the Company to produce what it believes is a superior product to supply the meat needs of retailers at an efficient price.

     The demand for case-ready meat products in the supermarket and the price club sector, where customers who are members of a wholesale buying club purchase in bulk, has grown rapidly in recent years as labor, food safety, product consistency, and consumers' buying habits have all become issues of great importance. In this environment, the supermarket industry is exploring strategic alliances with selected vendors to create a vertically integrated supply chain, which will allow them to manage their needs in these product areas.

     The industry segment served by Pinnacle has seen tremendous change in the past few years. Convenience for the retail consumers, added value for the retailer to increase margins, a longer shelf life for better inventory management, and a marketing program geared toward the concept of "sell through" have become the action plans of forward looking supermarket companies. Because Pinnacle's process can replace a supermarket's backroom (where the meat is trimmed, cut, wrapped, labeled and priced), our customers can remove Pinnacle's products from their shipping container and place them directly into the case for resale. This plan of retail distribution permits our customers to engage in "elective marketing," whereby the customer markets (and therefore purchases from us) only the specific cuts of meat products that the customer wants. A supermarket that maintains a backroom would produce a greater variety of cuts of meat product, including some which might not fit the customer's marketing plan.

     Substantially all of the production line equipment necessary for Pinnacle's operations has been obtained from Robert Reiser & Co. Conveyor belts connect key functions of the Company's equipment, which includes cutting, wrapping, loading, grinding, labeling, and other equipment. Also included is equipment used to create a modified atmosphere in each case-ready package. Modified atmosphere packaging ("MAP") refers to the use of deep barrier foam and plastic trays to house the meat, and the process of heat sealing the lid tightly, evacuating the atmosphere in the package, and replacing it with a proprietary mixture including oxygen. This process extends shelf life, keeps the meat an appetizing bright meat color (using no additives), and eliminates leakage. Pinnacle has invested time and product to perform shelf life studies under varying conditions of temperature and handling abuse to determine the best method of creating the MAP.

     Pinnacle's case-ready packaging process is meant to be a high volume and high efficiency product line process whereby the Company processes whole loins, cut, packaged, weighed and priced for delivery to the retailer. Waste product is removed by a rendering contractor.

     Customers and Suppliers

     Pinnacle has only a few customers because it services primarily large and medium sized retail supermarket chains of which there are relatively few located in any particular geographic area. Thus, although Pinnacle's products are sold at approximately 800 retail locations throughout the Northeastern United States, the Company directly sells to fewer than ten supermarket chains. In the year ended December 31, 2000, Pinnacle's largest customer accounted for approximately 51% of revenues and its largest three customers accounted for approximately 95% of revenues, collectively. For the period from its inception through December 31, 1999, the Company had two customers that accounted for approximately 95% of revenues. The loss of any single customer would, therefore, have a material adverse effect on the Company's business. Pinnacle does not have a written agreement with any customers; orders are placed periodically, usually once or twice per week. Although Pinnacle was the first supplier of case-ready meats to many of its present customers, currently, Pinnacle is not the exclusive supplier of case-ready meats to any of its customers.

     Historically, Pinnacle has purchased uncut meat from between ten and fifteen suppliers. Sometimes Pinnacle's customer dictates the source of meat supply, but in many cases the Company is free to select the supplier. The Company believes it is on good terms with its suppliers. The meat supply industry is consolidating and it is, therefore, likely that fewer suppliers will be available to service the Company's requirements in the future. If Pinnacle becomes unable to obtain reliable sources of supply because of such consolidation or for any other reason, it would have an adverse effect on the Company's business. However, as a result of the recent investment by Smithfield Foods, Inc. ("Smithfield") (see "Smithfield Transaction") the Company believes its access to beef and pork will be uninterrupted.

     Pinnacle delivers product through the use of three leased tractor-trailers as well as through independent trucking fleets. Currently Pinnacle delivers products to a central location for each customer; the customers then redistribute the product as they deem appropriate. Pinnacle estimates the practical limitation on its ability to service such centralized distribution sites is approximately 300 miles from Pinnacle's Pottstown facility.

     Employees

     Employees at the Company's facilities are represented by Local 56 of the United Food and Commercial Workers' Union, AFL-CIO (the "Union"). Pinnacle's collective bargaining agreement with this Union expires in 2004. Pinnacle employs approximately 200 people at the Pottstown facility. The Philadelphia facility is currently being used as a storage facility. The Company, therefore, does not employ anyone at that facility. Pinnacle considers its relations with its employees to be good.

     Competition

     Pinnacle's management believes that competition in the market for case-ready meats is currently based primarily on availability and reliability: a supplier's ability consistently and reliably to deliver a variety of meat products. Although Pinnacle knows of no major competitor in its target market area that cuts and packages all the types of meat which Pinnacle does, there are some regional case-ready firms that sell some meat products that compete with Pinnacle. Moreover, Excel, a subsidiary of Cargill, Incorporated, is in the process of opening a case-ready plant in Hazelton, Pennsylvania which could compete with the Company. As the number of suppliers that produce a full-line of case-ready products increases, price will become an increasingly significant basis for competition.

     Pinnacle does not believe that the case-ready concept lends itself well to the long transportation time required from central meat processors (located mainly in the Midwest). Once the product is prepared for retail sale (by portioning, wrapping, labeling, and pricing), its shelf life is set at approximately eight to ten days; the case-ready meat producer must be in close proximity to its customers which want the product in its case for as much of its shelf life as possible to reduce shrinkage. For this reason, Pinnacle believes that a case-ready packer/processor must be located near its customers.

     Pinnacle's management believes that the case-ready meat industry is in its infancy. Accordingly, it is very likely that as the industry develops, other companies in the meat packaging and production industries will become competitors of Pinnacle. These potential competitors may include supermarket chains, meat packaging companies, slaughterhouses, and other participants in the food industry. In fact, all the major meat production companies have entered the case-ready business. If the trend to case-ready distribution continues, Pinnacle believes it is highly likely that more of them will enter the Northeastern United States before long. Moreover, Smithfield itself operates a case-ready pork plant located in

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

Virginia. If and when other companies enter or expand their existing operations in the industry, they will probably have greater financial and other resources, management experience, and contacts than the Company does. Additionally, these companies may be able to purchase their raw materials at a lower cost than the Company can. In the event that any of these things occur, there would likely be a detrimental effect on the Company's business.

     Except for the proprietary mixture used in the MAP and related know-how, Pinnacle does not own any significant intellectual property rights and is not dependent on any such property rights. Pinnacle sought and achieved the right to participate in the program for Certified Angus Beef. This program allows Pinnacle to produce Certified Angus Beef (CAB) products and to sell these products to licensed customers. To participate in the CAB program, the Company went through an application process included an interview of management and a third party inspection of the Company's facilities and procedures to ensure that they meet the CAB program standards. Pinnacle is one of the only CAB MAP producers in the country. Pinnacle believes that retail customers recognize Certified Angus Beef as a high quality product.

     Government Regulation

     Like other participants in the meat processing industry, Pinnacle is subject to various laws and regulations administered by federal, state and other entities. Management of the Company believes that Pinnacle complies with all such laws and regulations in all material respects. To ensure compliance, the Company must file an Application for Federal Meat Inspection (an "Application for USDA Inspection") pursuant to which a USDA inspector inspects the Pottstown plant every day that the plant operates. Pinnacle's plants operate under the USDA's inspection regulations pursuant to a currently effective Application for USDA Inspection. Pinnacle historically has and will continue to work with the USDA inspectors to comply with all applicable USDA regulations.

     Under the USDA HACCP program, responsibility for inspection of product and facility has shifted in great part to the processor. Each processor is responsible to review, write, audit, and maintain records regarding all aspects of its operations. The processor must review its facility, operations, process flow, sanitation and people. The processor then must identify any potential areas (points) that can cause problems with or contaminate product. Pinnacle's employees must be HACCP certified to be eligible to work at Pinnacle's plants. Pinnacle has instituted several key methodologies to ensure that its plants, employees, and products are in compliance with the USDA inspection methodology and the HACCP program.

     Smithfield Transaction

     Pinnacle believes it enjoys a strategic advantage as a result of its experience during the past two years and its geographical location. Seeking to exploit these perceived strategic advantages, Pinnacle's business has grown each quarter since its inception. Because of a liquidity crunch, Pinnacle needed a significant amount of capital to finance the growth already experienced and to continue this growth. To meet this need, management considered the possibility of a strategic relationship with a large meat production company. After identifying Smithfield Foods, Inc. as the most appropriate equity partner and having Smithfield execute a Confidentiality Agreement, the Company began negotiating the outline, amount and nature of a potential equity investment by Smithfield in Pinnacle.

     Pinnacle and Smithfield entered into a Stock Purchase Agreement dated May 31, 2001 (the "Purchase Agreement") pursuant to which the Company sold and Smithfield bought 13,003,494 shares of Company Common Stock, representing a fifty percent (50%) interest in the Company. Smithfield paid Pinnacle consideration of $6 million, or approximately $0.45 per share. In the transaction, Smithfield has acquired a Warrant (the "Warrant") which permits Smithfield to purchase additional shares of Common Stock under certain circumstances described below. The parties executed a $30 million revolving credit agreement (the "Credit Agreement"), a Standstill Agreement which provides limitations on certain activities in which Pinnacle and Smithfield can each engage (the "Standstill Agreement"); and related matters (together the "Smithfield transactions"). On June 27, 2001, the Company held a Special Meeting of Shareholders at which the Company's shareholders approved the Smithfield transactions.

     Mr. Shore, who before the Smithfield transactions was a shareholder of more than five percent of the issued and outstanding shares of the Common Stock of Pinnacle, and Mr. Queen, a shareholder, a director and the President of Pinnacle, are parties to several of the agreements, which together make-up the Smithfield transactions. In each case, each of Mr. Shore and Mr. Queen is a party in his individual capacity as a shareholder of the Company. Neither Mr. Shore nor Mr. Queen received any compensation from the transactions that does not inure to other shareholders. Pinnacle has agreed to indemnify Messrs. Queen and Shore and each of Pinnacle's other directors and officers from any claims arising from the Smithfield transactions.

     A summary of the terms of the principal agreements between the Company and Smithfield is set forth below.

     1. The Warrant

     The Warrant protects Smithfield's fifty percent equity interest in Pinnacle from dilution in certain circumstances. The Warrant gives Smithfield the right to purchase, from time to time, the number of shares of Common Stock issued to any person other than Smithfield, if such issuance has not been approved by at least one director of the Company who was nominated by Smithfield or was not otherwise in compliance with the Standstill Agreement. In particular, Smithfield will have the right to purchase additional shares of the Common Stock when any person who currently holds an option to purchase shares of the Common Stock exercises that option.

     The exercise price under the Warrant depends on the circumstances under which Pinnacle issues the Common Stock. When Pinnacle issues shares of the Common Stock other than issuances of stock in accordance with or as permitted by the terms of the Standstill Agreement, the purchase price will be $0.01 per share. This discount will effectively prohibit Pinnacle from issuing shares of the Common Stock other than pursuant to the exercise of an existing option or otherwise in accordance with the Standstill Agreement. The Term of the Warrant expires after the later of: (1) the date on which the last currently existing option expires or thirty days after its exercise, and (2) the date on which the Limitation Period expires (see below).

     2. The Standstill Agreement

     The Standstill Agreement helps define the business relationship between Pinnacle and Smithfield. Pinnacle, Smithfield, and shareholders Ellis Shore and Michael Queen each agree to act in conformity with the parties' understanding of this business relationship. To this end, Pinnacle, Smithfield, Shore and Queen have agreed, among other things, (1) not to change the number of directors on Pinnacle's Board and (2) to vote their shares in order to ensure that Pinnacle's Board will remain composed of five directors: two nominees of Smithfield, two nominees of Shore, and one nominee of Queen.

     Pursuant to the Standstill Agreement, during the Limitation Period (defined below), Smithfield is not permitted to:

     o Directly or indirectly, purchase or tender for any shares of the Common Stock, or propose, cause or vote in favor of any merger or consolidation including Pinnacle on the one hand and Smithfield or any affiliate thereof on the other hand.

     o Directly or indirectly, sell or otherwise transfer any shares of Common Stock, with some limited exceptions.

     o Directly or indirectly, solicit proxies in opposition to any solicitation by Pinnacle's Board.

     o Improperly use (including disclose) any customer lists, trade secrets, and other proprietary information of Pinnacle's acquired by Smithfield because of the contemplated strategic business relationship.

     Furthermore, if Smithfield desires to sell any shares of the Common Stock in compliance with the limited restrictions referred to above, Pinnacle will have an assignable right of first refusal to purchase such shares. If either Mr. Queen or Mr. Shore desires to sell any or all of his shares of Company Common Stock, Smithfield will have a right of first offer for a period of five days.

     The Limitation Period begins on the date of the Standstill Agreement, June 27, 2001, and terminates on the earliest of (1) June 27, 2006, (2) the last day of the sixth consecutive calendar quarter in which Pinnacle has a net loss computed in accordance with Generally Accepted Accounting Principles, (3) the first date on which neither Shore nor Queen are Beneficial Owners of Voting Securities (as defined in the Standstill Agreement), and (4) the last day of the calendar quarter on which the net worth of Pinnacle falls below $2 million.

     3. Registration Rights Agreement

     Under the Registration Rights Agreement, Smithfield may at any time demand that Pinnacle register the Registrable Shares (as defined in the Registration Rights Agreement) under the Securities Act of 1933. Under certain circumstances and as often as such circumstances arise, when Pinnacle or other holders of the Common Stock propose to register shares of Common Stock, Smithfield may upon notice to Pinnacle, demand that its shares of Common Stock be included in any such registration under the Securities Act of 1933 subject to typical black-out periods and underwriters' cut backs, a so-called piggy-back registration. Smithfield is required to pay the costs of any demand registration, and must pay its own costs in connection with any piggy-back registration.

     4. Credit Agreement

     Under the Credit Agreement, Smithfield agrees, subject to certain conditions, to extend a $30 million revolving line of credit to Pinnacle. Pinnacle may borrow from Smithfield under this line of credit an amount equal to one hundred percent of the Company's eligible accounts receivable and inventory. Pinnacle may also borrow other amounts within the reasonable discretion of Smithfield. Absent an Event of Default, Pinnacle will pay Smithfield interest on its outstanding balances under the line of credit at an annual rate of one percent (1%) over the prime rate.

     The line of credit is secured by a lien on all of Pinnacle's assets, including after-acquired inventory and accounts receivable (the "Collateral"). Pinnacle also promises not to encumber the Collateral without Smithfield's written consent. The Credit Agreement defines Events of Default under the line of credit to include (1) Pinnacle's failure to meet its payment obligations, (2) Pinnacle's failure to maintain a positive equity position, (3) Pinnacle's default on other significant obligations, and (4) Pinnacle's becoming bankrupt, insolvent or otherwise unable to pay its debts when they come due.

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

     Available Information

     As a reporting company under the Securities Exchange Act of 1934, Pinnacle will be required regularly to file materials with the Securities and Exchange Commission (the "SEC"). The public may read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information relating to the operation of the Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains an Internet site (http:\\www.sec.gov) that contains information relating to issuers that file these materials electronically.

Item 2. Management's Discussion and Analysis or Plan of Operation.

     Item 2. is hereby amended and restated in its entirety to read as follows:

     Note Regarding Forward-Looking Statements

     This registration statement contains certain forward-looking statements. The forward-looking statements contained in this registration statement relate to projected results of operations, earnings, revenues, dividends, cash flows and capital expenditures, management's future plans and objectives, future economic performance, business strategies, operating efficiencies, budgets, competitive positions, growth opportunities for existing and new businesses, and other matters.

     These forward-looking statements, wherever they occur in this registration statement, are necessarily estimates reflecting the best judgment of the management of Pinnacle Foods, Inc. and involve a number of risks and uncertainties that could cause actual results to differ from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this registration statement. Results could differ materially depending on such factors as Pinnacle's inability to generate cash and reduce debt, business climate, economic and competitive uncertainties, higher production costs, reduced level of customer orders, environmental and safety regulations and clean-up costs, adverse legal and regulatory developments, and adverse changes in economic and political climates around the world. Additional factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements include, without limitation:

     o the risk of legislative, regulatory or other governmental action imposing additional restrictions on our operations or to increase the burden of necessary regulatory approvals for our operations;

     o the risk of a significant delay in obtaining or building addition space for the Company's growing operations, difficulties in achieving anticipated cost savings, difficulties in achieving other operational improvements and revenue enhancements, and diversion of management's focus and resources from other strategic opportunities and from operational matters during the expansion process;

     o the risk that the assumptions and estimates underlying the anticipated cost savings may prove to be faulty or other factors may adversely affect the amount, nature or timing of anticipated cost savings;

     o future state and federal regulatory and/or legislative initiatives, including regulatory changes affecting the meat packaging industry and environmental matters might increase costs beyond the level anticipated, the development of competition in the case-ready niche of the meat packaging industry, including: legislative and regulatory restructuring initiatives, nature and

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

          resources of competitors entering the industry, and technological developments resulting in competitive disadvantages;

     o factors affecting meat packaging operations caused by unanticipated supply shortages (caused by unusual weather conditions, disease, or other cause), work stoppages (caused by catastrophic weather-related damage, labor disputes, unanticipated maintenance or repairs, transportation problems or other cause), all of which may affect revenues and margins; and

     o    the risk of pathogen contamination and resulting recall obligations.

     Words such as "estimate," "project," "plan," "intend," "expect," "believe," "anticipate" and similar expressions are intended to identify forward-looking statements, although not every forward-looking statement includes these words. These forward-looking statements are found at various places throughout this registration statement. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company will not publicly revise these forward-looking statements unless required to do so under applicable securities laws.

     Results of Operations

     Pinnacle began production in early November 1999. The financial statements of the Company are included in this registration statement as Part F/S.

Period from Inception through December 31, 1999.

     Sales for 1999 were $237,000 but cost of sales were $396,000, which resulted in a gross loss of $159,000. When combined with general and administrative expense of $346,000 and interest expense, of $25,000, the Company had a net loss of $529,000, or $0.08 per share. Management expected that heavy investment in quality personnel and the costs associated with beginning a new company would result in start-up losses; however, losses were exacerbated by a delay from July, 1999 to November, 1999 in commencing production. The delay was occasioned by protracted negotiations for the lease of the Company's initial plant, the time required to make certain necessary improvements to the plant to bring it up to the Company's operating standards, and an unanticipated delay in receiving orders from the Company's first customers.

Year Ended December 31, 2000

     Sales for the year ended December 31, 2000 were $13.6 million. Sales have steadily increased since December 31, 1999 and the Company has experienced a dramatic increase in sales since September 30, 2000. Although a portion of the increase in sales since September 30, 2000 was the result of a temporary agreement to produce case-ready pork for Smithfield (which provided revenues of approximately $3.0 million), rising sales to other customers have since replaced the revenues generated by such agreement. The Company believes the catalyst for the increase in sales was the announcement by Wal-Mart in 2000 of its intention to transform its meat operations completely to a case-ready operation. Although Wal-Mart is not one of the Company's customers, the Company believes that this announcement accelerated the retail industry's transition to case-ready operations and that the increased demand for case-ready MAP products due to this accelerated transition will increase future Company sales.

     Cost of sales for the year ended December 31, 2000 was $14.0 million, which resulted in a gross loss of $0.4 million. An increase in manufacturing overhead associated with the opening of the Pottstown facility contributed to this increase. This increase comprised approximately $110,000 in increased labor

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costs. During the summer of 2000, the Company added approximately two hundred employees at the Pottstown facility to accommodate an anticipated increase in sales that would occur in the fourth quarter of 2000. The Company believes its costs of sales during this period reflects higher labor costs per unit of sales volume than it expects in the future for two main reasons: first, the Company maintained a larger work-force than was necessary to support its sales during this period, and, second, the Company believes the efficiency of its employees will improve as they gain more experience with the production process. The Company does not believe that the cost of meat supplies contributed significantly to the increase in cost of sales during this period.

     Operating expense for the year ended December 31, 2000 was $4.2 million. During the year ended December 31, 2000, the Company continued a comprehensive effort to educate and expand the work force to meet projected sales volume increases. Meat handlers and managers alike required training in the specialized process necessary to preserve the maximum shelf life of the product. A portion of the Company's employees required training to enhance and maintain food safety standards pursuant to the Company's HACCP plan. These education costs contributed to the increase in operating expense incurred during this period.

     During this period, the Company completed renovations to the Pottstown facility necessary to comply with USDA requirements. Although most of the cost of such renovations was capitalized, some features of the renovation were completed by the Company's own employees in order to expedite the process and to defray the cost of outside labor. This internal compensation expense of approximately $110,000 was not capitalized. Operating Expense was higher than it otherwise would have been for this twelve-month period, in part, due to this uncapitalized expense.

     Interest expense, net for the year ended December 31, 2000 was $0.4 million, and the net loss for the period was $5.0 million or $0.52 per share.

Six months ended June 30, 2001

     Sales for the six month period ended June 30, 2001 were $19.0 million, representing an increase of approximately $16.9 million over sales from the corresponding period of 2000. This increase was primarily the result of the increase in the volume of products handled (due in part to increasing sales to existing customers as well as sales to new customers) but also partially due to a change in the mix of products sold in favor of higher priced items. As the diversity of services that the Company offers continues to grow, customers are increasing the range of products ordered as well as the quantity. The Company anticipates a continuing growth in sales throughout the remainder of 2001 and expects revenues to reach between $40 million and $45 million for the entire year.

     Cost of sales for the six month period ended June 30, 2001 was $18.7 million that resulted in a gross profit of approximately $0.3 million. The Company's Sales did not cover the cost of sales in the corresponding period of 2000. Operating expense for the six month period ended June 30, 2001 was $1.3 million, approximately $0.8 million larger than in the corresponding period of 2000. At the end of the first quarter, the Company moved substantially all of its Philadelphia operation to the Pottstown facility in an effort to control production costs more effectively.

     Interest expense, net for the six month period ended June 30, 2001, was $0.1 million, and the net loss for the period was approximately $1.4 million. While the Net Loss is larger than the loss for the corresponding period last year, the Company believes that moving our operations to Philadelphia will reduce future operating costs and improve the Company's net income.

     Liquidity and Capital Resources

     The Company's minimal equity position of $300 at December 31, 2000 resulted from start-up expenses that were funded through operations and private offerings of capital stock or convertible debt. The Company currently has no convertible debt outstanding.

     Until the closing of the Smithfield transactions, the Company had been chronically undercapitalized. Although the Company had a line of credit with a small bank for a short time period, the line was supported by personal guarantees of shareholders or officers. On May 17, 2001 Smithfield loaned the Company $2 million, which the Company repaid on the closing date of the Smithfield transactions, on June 27, 2001.

     Generally, the Company maintains an inventory of meat supplies equal to approximately 75% of estimated weekly sales volume. Purchases are made using the trade credit programs of suppliers, which allow the Company to purchase meat supplies with payment due within seven days. Inventory is purchased generally on a daily basis and in advance (i.e., in anticipation) of customer orders. The Company's liquidity difficulty prior to the closing of the Smithfield transactions was exacerbated by the requirement that it pay for meat supplies sooner than it was able to get paid by its customers, and because, in the case of the Company's largest customer, its meat supplier was also the paying agent for the customer. This paying agent deducted current meat purchases from prior amounts owed to the Company by the customer before remitting payment to the Company.

     At June 30, 2001, the Company had $4.3 million of cash (and cash equivalents). The Company's current ratio at June 30, 2001 was 1.55. Although the Company's liquidity problem prior to the closing of the Smithfield transactions had not prevented the Company from filling orders (i.e. by preventing the Company from purchasing necessary raw materials or paying its workforce) it had caused the Company to seek capital infusions repeatedly since commencement of business and has required the indulgence periodically of other vendors.

     By completing the Smithfield transactions, the Company addressed its liquidity problem in two ways. First, the Company's immediate need for capital was addressed by the $6 million purchase price paid by Smithfield for its equity stake in the Company. Second, the Company obtained a $30 million line of credit through Smithfield on terms that the Company had not been able to achieve before forging a relationship with Smithfield. The Smithfield transactions should allow the Company to meet its on-going need for sufficient capital. However, if revenues do not improve so that the Company begins to make a profit, there is no assurance that the Smithfield transactions will provide sufficient capital for the Company to operate successfully.

     The Company is exploring the possibility of moving into a new facility to automate its process more fully. Such a move would require the purchase or lease of additional processing equipment as well as the costs of acquisition and/or improvements to such a facility. The Company's line of credit with Smithfield would allow the borrowing of funds to purchase equipment in the reasonable discretion of Smithfield. To the extent funds are unavailable under the Smithfield line of credit, such costs would have to be financed through existing working capital which may not be adequate.

Item 3. Description of Properties.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     Pinnacle currently leases two facilities. One facility is located at 980 Glasgow Street, Pottstown, Pennsylvania 19464. The Pottstown facility currently serves as the Company's executive offices, and the location where it processes red meat, pork, lamb, and veal under USDA inspection. The Pottstown facility is approximately 40,000 square feet in size. The lease expires on April 30, 2002, but the Company has two one year renewal options and an option to purchase the property for 90% its fair market value as determined by a local appraiser. The current annual base rental obligation for the Pottstown facility is approximately $93,600. The Company is currently in a dispute with the landlord of the Pottstown facility. See, "Legal Proceedings."

     Pinnacle also leases a facility located at 934 North 3rd Street, Philadelphia, Pennsylvania 19123. The Philadelphia facility is approximately 15,000 square feet in size, and currently used for warehousing. The lease for this facility expires on August 31, 2002, but the Company has the option to renew the lease for an additional three year term. The current annual rental obligation for the Philadelphia facility is $67,320. The Philadelphia facility is beneficially owned by the parents of Samuel Lundy, the former President of the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     Item 4. is hereby amended and restated in its entirety to read as follows:

     The following table sets forth, as of November 19, 2001, the number of shares and percentage of Common Stock beneficially owned by (i) each person who is known by the Company to own beneficially five percent or more of our outstanding common stock, (ii) each Company director, (iii) each Company executive officer, and (iv) all directors and executive officers as a group:


         Name and Address (1)
           of Individual or                     Shares of Common Stock               Percentage of Common Stock
           Identity of Group                      Beneficially Owned                     Beneficially Owned
           -----------------                      ------------------                     ------------------
Michael D. Queen                                    1,120,854 (2)                              4.29 %
Thomas P. McGreal                                      75,000 (3)                              0.29 %
Dennis Bland                                            5,000 (4)                              0.02 %
C. Brent Moran                                        112,500 (5)                              0.43 %
Joseph W. Luter, IV                                         0                                  0.00 %
Michael H. Cole                                             0                                  0.00 %
Smithfield Foods, Inc.                             13,003,494                                 50.00 %
All directors and officers as a group              14,316,848  (2)(3) (4) (5)(6)              55.05 %
(6 persons)

______________
(1) The address of Messrs. Joseph W. Luter, IV and Michael H. Cole is c/o Smithfield Foods, Inc., 200 Common Street, Smithfield, VA 23430. The address of all other individuals identified in the table is c/o Pinnacle Foods, Inc. 980 Glasgow Street, Pottstown, PA 19464.
(2) Includes 20 shares owned of record by Mr. Queen as custodian for his son, as to which Mr. Queen disclaims beneficial ownership. Includes 112,500 shares to which Mr. Queen has a vested option and an additional 25,000 shares to which Mr. Queen will have a vested option within sixty days.
(3) Comprises 75,000 shares to which Mr. McGreal will have a vested option within sixty days.
(4)  Includes 5,000 shares held by Mr. Bland's wife.
(5) Includes 25,000 shares to which Mr. Moran holds a vested option and an additional 37,500 shares to which Mr. Moran will hold a vested option within sixty days.
(6) Includes 13,003,494 shares owned by Smithfield that are included in the table because director Michael H. Cole is the Corporate Secretary of Smithfield. Messrs. Cole and Luter were nominated to the Board of Directors by Smithfield pursuant to the Standstill Agreement. See, Part I, Item 1, "Business -- Smithfield Transaction."

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     Item 5. is hereby amended and restated in its entirety to read as follows:

     The officers and directors of the Company are as follows:

          Name                    Age     Position
          ----                    ---     --------
          Michael Queen           46      President, Treasurer and Director
          Thomas K. McGreal       47      Vice President, Secretary and Director
          Dennis Bland            39      Senior Executive Vice President and
                                          Chief Operating Officer
          C. Brent Moran          49      Director
          Joseph W. Luter, IV     36      Director
          Michael H. Cole         41      Director


     Michael Queen

     Michael Queen has been the Company's President since 2000 when he succeeded Samuel Lundy. Mr. Queen has served as a director of the Company since July 20, 1999 and will hold office under his current term until the Annual Meeting of Shareholders in the year 2002.

     From 1997 to 1999 Mr. Queen was the Vice President of Sales, Marketing, and Business Analysis at Prizm Marketing Consultants of Blue Bell, Pennsylvania. Prizm Marketing provided market research, pricing modules, and distribution and advertising plans for business clients. Prior to that, from 1996 to 1997, Mr. Queen served as the president of Ocean King Enterprises, Inc. in Folcroft, Pennsylvania. Ocean King was a specialty seafood appetizer supplier to supermarkets that had approximate revenues of $3 million in 1997. From 1994 to 1996, Mr. Queen was the Director of Store Operations of Shoprite/Delaware Supermarkets, Inc. of Wilmington, Delaware, and from 1992 to 1994, Mr. Queen was a senior products manager at Pathmark Stores, Inc. in Woodbridge, New Jersey.

     Thomas K. McGreal

     Tom McGreal has been the Company's Vice-President and Secretary since 1999 and was elected to the Board after completion of the Smithfield transaction and the concomitant expansion of the Board from two to five members. As a Class II Director, Mr. McGreal will hold office under his current term until the Annual Meeting of Shareholders in the year 2004.

     Mr. McGreal brings to Pinnacle over 24 years in the food industry. From 1998 to 1999, Mr. McGreal served as the operations manager of Rostelli Fine Foods, a supplier of portion control meats to the foods service industry; from 1996 to 1998, as a consultant to and then president of Twin Brothers, also a supplier of portion control meats to the foods service industry; and from 1982 to 1995, as the president of NoFer Meat Company a regional supplier of portion control meats to the food service industry. While working with Twin Brothers, Mr. McGreal created the first regional processing system for portion control meats, which set the stage for others nationwide. He was also appointed by his peers to sit on the Blue Ribbon Committee to re-evaluate and update the Meat Buyers Guide, a guide used by every meat buyer and manager in the county. Mr. McGreal has also formulated interactive software for the meat department of NoFer Meat Company.

     Dennis Bland

     Dennis Bland has been the Company's Senior executive Vice President and Chief Operating Officer since July 16, 2001. During the past five years, Mr. Bland served as Procurement Manager or Senior Product Manager at Wakefern Foods Corporation in Elizabeth, New Jersey. Mr. Bland's responsibilities included sales, procurement and advertising for the meat division.

     C. Brent Moran

     Brent Moran has served as a director of the Company since December 10, 1999. As a Class II Director, Mr. Moran will continue to hold office until the Annual Meeting of Shareholders in 2004. Mr. Moran has over 24 years of management experience in the food industry. For the last seven years Mr. Moran has worked at the Alpha Meat Packing Company where he is the head of sales and marketing. Prior to that Mr. Moran worked at Southland Corporation.

     Joseph W. Luter, IV

     Mr. Luter is Executive Vice President of Smithfield Packing Company Incorporated ("SPC"). On June 27, 2001, he was elected to Pinnacle's Board in concert with the Smithfield transactions and the concomitant expansion of the Board from two to five members. As a Class I Director, Mr. Luter will hold office under his current term until the Annual Meeting of Shareholders in the year 2003.

     Since 1993, Mr. Luter has worked for SPC. Between 1995 and 1997, Mr. Luter, was SPC's Vice President, responsible for Transportation, Distribution and Quality Control. Between 1997 and 1999, Mr. Luter, served as SPC's Vice President of Fresh Pork Sales. Between 1999 and 2000, Mr. Luter, served as SPC's Vice President of Sales and Marketing, Fresh, Processed and International, and since 2000, Mr. Luter has served as SPC's Senior Vice President, Sales and Marketing.

     Michael H. Cole

     Michael Cole is the Secretary and Associate General Counsel of Smithfield Foods, Inc. On June 27, 2001, he was elected to Pinnacle's Board in concert with the Smithfield transactions and the concomitant expansion of the Board from two to five members. As a Class I Director, Mr. Cole will hold office under his current term until the Annual Meeting of Shareholders in the year 2003. Mr. Cole has served as Associate General Counsel of Smithfield Foods, Inc. for the past five years and became the Corporate Secretary during 1999.

Item 6. Executive Compensation.

     Item 6 is hereby amended by adding the following sentence: "The Company does not provide any compensation to its directors in their capacities as such but does reimburse them for travel and other miscellaneous expenses incurred on Company business."

Item 7. Certain Relationships and Related Transactions.

     Item 7 is hereby amended by amending and restating the final paragraph thereof to read as follows: "For a description of the dispute between the Company and Robert V. Matthews, a shareholder of the Company, see Part II, Item 2 `Legal Proceedings.'"

                                   PART II

Item 2. Legal Proceedings.

     Item 2. is hereby amended and restated in its entirety to read as follows:

     The Company had a dispute with a contractor over improvements he made to the Philadelphia facility. The matter was pending in the Court of Common Pleas of Philadelphia County under the caption Metro Floor and Deck v. Pinnacle Foods, Inc. The contractor had demanded $30,000. On November 21, 2000, an arbitration panel entered an award of $15,000 in favor of the plaintiff. Neither party appealed the arbitrator's award, which was paid before December 31, 2000.

     The Company had a dispute with Rocky Mountain Express Corporation ("Rocky Mountain"), a carrier that provided delivery services to some of the Company's supermarket customers. The case, a dispute over the manner of and payment for Rocky Mountain's delivery services, was pending in the District Court of Jefferson County, Colorado under the caption, Rocky Mountain Express Corporation
v. Pinnacle Foods, Inc. and Samuel Lundy. The Company settled the case with Rocky Mountain in the first quarter of 2001 by the payment of $8,500. Pursuant to that settlement, the parties filed a Joint Motion to Dismiss and, on February 21, 2001, the District Court Judge dismissed the case with prejudice.

     The Company is involved in a dispute with the landlord at the Pottstown facility. Proceedings began on November 11, 2000 in the Montgomery County Court of Common Pleas. The landlord has alleged that the Company failed to make timely rental payments and is seeking damages and ejectment. The Company's defense is that the rent was withheld because of the landlord's prior failure to honor its obligations to make certain improvements at the property. All rents due to date have either been paid to the landlord or deposited into escrow. The landlord has since filed a voluntary petition for protection from its creditors under Chapter 11 of the Bankruptcy Code. The Company has defeated the landlord's initial attempt to have the case heard before the Federal bankruptcy court. If the Company were to lose this suit, whether before the Montgomery County Court or the Federal bankruptcy court, the landlord could eject the Company from the property, and the Company could lose some or all of the benefit of certain improvements made to the property in the aggregate approximate amount of $300,000.

     In a letter dated June 12, 2000, The Iowa Packing Company ("Iowa Packing") expressed concern about the Company's use of the name "Pinnacle Foods, Inc." Iowa Packing advised the Company that it has been using the name "Pinnacle Food Group" in connection with its sale of pork products, and requested that the Company avoid using its corporate name or "Pinnacle Foods" in connection with the sale of meat products. Iowa Packing has not instituted legal proceedings against the Company but may do so in the future. The parties are negotiating an amicable resolution of Iowa Packing's concern which may involve the Company's promise to forbear from using its corporate name in connection with its sales of meat products.

     During 2000, the Company engaged Robert V. Matthews a shareholder, to assist the Company in obtaining debt financing to be used for a potential expansion into New England and for working capital purposes. At the time Mr. Matthews was also the holder of a note payable by the Company in the face amount of $0.3 million. The agreement between the Company and Mr. Matthews provided that the Company would issue 1.1 million shares of Company common stock to him on February 1, 2001. The agreement further provided that, upon the closing of debt financing in the amount of at least $9.5 million procured pursuant to the agreement, the Company would issue a second group of 1.1 million shares of Company common stock to Mr. Matthews. The Company terminated the agreement in accordance with its terms on April 6, 2001 at a time when no debt financing had been closed and only a single proposal for financing in the amount of $2.5 million had been obtained.

     The agreement also provided that if, prior to the completion of such debt financing and prior to the termination of the agreement, more than 30% of the Company's outstanding shares of common stock were sold in a single transaction or a series of related transactions, Mr. Matthews would be entitled to receive the second group of 1.1 million shares. The agreement further provided that if the Company sold new shares at a price of less than $2.50 per share at any time after Mr. Matthews became entitled to receive the second group of 1.1 million shares, the number of shares otherwise deliverable pursuant to the agreement would be increased in accordance with a formula that varies inversely with the sales price for such newly sold shares. Finally, the agreement granted Mr. Matthews an option to acquire, for no additional consideration, up to 2,000,000 additional shares of Company common stock if any such debt financing were forgiven by the lender(s) under specified circumstances. Because none of the contingencies described in this paragraph occurred, the Company does not believe it has liability to Mr. Matthews for any shares referred to in this paragraph.

     Moreover, the Company has asserted that it was improperly induced to enter into the agreement by statements and representations made by Mr. Matthews and disputes its obligation to deliver even the first group of 1.1 million shares of Company common stock. Mr. Matthews contests the Company's assertions and has threatened to commence litigation against the Company.

     Under the agreement with Mr. Matthews, the Company's debt to him stopped accruing interest and was required to be converted to shares of Company Common Stock at a conversion price of $1 per share. This debt was treated as converted in accordance with this agreement.

Item 4. Recent Sales of Unregistered Securities.

     Item 4. is hereby amended and restated in its entirety to read as follows:

     The following table sets forth information about all Company securities sold since the Company was organized in July of 1999, none of which were registered under the Securities Act of 1933:

           Date              Type of Securities Sold           Amount of                Price               Total Cash
           ----              -----------------------           ---------                -----               ----------
                                                             Securities Sold                                 Proceeds
                                                             ---------------                                 --------
July 21, 1999 (1)            Common Stock (2)               6,000,000 shares       $0.01 per share             $60,000
November 1, 1999 (3)         Common Stock (2)               2,250,000 shares       $0.16 per share            $360,000
February 1, 2000 (4)         Common Stock (2)               640,000 shares         $1.00 per share            $640,000
May 31, 2000 (5)             Convertible Debenture (6)      $275,000                       Par                $275,000
June 29, 2000 (5)            Convertible Debenture (7)      $300,000                       Par                $300,000
June 29, 2000(5)             Convertible Debenture(8)       $100,000                       Par                $100,000
July 27, 2000 (5)            Convertible Debenture (6)      $370,240                       Par                $370,240
July 31, 2000 (9)            Common Stock (2)               140,000 shares         $1.00 per share           _____(10)
August 10, 2000 (5)          Common Stock (2)               472,000 shares         $0.75 per share            $354,000
September 20, 2000 (5)       Convertible Debenture (11)     $ 350,000                      Par                $350,000
October 5, 2000 (9)          Common Stock (2)               62,300 shares          $2.75 per share           _____(10)
October 30, 2000 (5)         Common Stock (2)               163,000 shares         $1.50 per share            $250,000
June 27, 2001 (12)           Common Stock                   13,003,494 shares      $0.45 per share          $6,000,000

_________________
(1) Shares were sold to four founders and two early investors upon formation of the Company in an offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.
(2)  Common Stock, par value $0.01 per share.
(3) Sale made pursuant to Rule 504 promulgated under the Securities Act of 1933. Sales were made to 56 investors in accordance with the requirements of the rule.
(4) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 18 accredited investors in accordance with the requirements of the Rule.
(5) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 17 accredited investors in accordance with the requirements of the Rule.
(6)  Debentures are convertible into Common Stock at a price of $0.75 per share.
(7)  Debenture is convertible into Common Stock at a price of $1.00 per share.
(8)  Debenture is convertible into Common Stock at a price of $1.50 per share.
(9) The shares were sold to a single purchaser in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.
(10) The consideration paid for the shares was meat processing equipment valued at fair market value based on the vendor's invoice.
(11) Debentures are convertible into Common Stock at a price of $1.25 per share.
(12) See, Part I, Item 1, "Business -- Smithfield Transaction." The sale was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

     The Company engaged no underwriters in connection with any such sales, and no underwriting discounts or commissions were paid.

     The Company and Robert V. Matthews, a shareholder and debt holder of the Company, are parties to an agreement dated November 22, 2000 under which Mr. Matthews was required to act as an independent debt financing broker and consultant for the Company. In the agreement, the Company agreed to issue certain shares to Mr. Matthews; however, the Company disputes his right to receive these shares. See Part II, Item 2, "Legal Proceedings." If the shares are required to be issued to Mr. Matthews, the transaction will be exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933.

     Shares were issued to Messrs. Queen and Lundy in consideration for their guaranteeing the Company's bank debt (see Part I, Item 7, "Certain Relationships and Related Transactions"). Shares were also delivered for compensation and consulting services and for the payment of interest in lieu of cash. All such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

                                    PART F/S









                     Unaudited Financial Statements for the

               Three Month Periods Ended June 30, 2001 and 2000,

           and for the Six Month Periods Ended June 30, 2001 and 2000





                      Audited Financial Statements for the

                         Period Ended December 31, 2000

                    Notes to the Audited Financial Statements

                     For the Period Ended December 31, 2000

                              PINNACLE FOODS, INC.
                                  Balance Sheet
                                  June 30, 2001
                                   (Unaudited)

                                     ASSETS

Current Assets:
   Cash                                                               4,303,774
   Trade Receivables, less Allowance of $25,595                       2,693,716
   Inventory                                                            862,681
   Prepaid Expenses                                                      39,544
                                                                     -----------
         Total Current Assets                                         7,899,715

Fixes Assets:
   Property and Equipment                                             3,555,911
   Less Accumulated Depreciation                                       (622,871)
                                                                     -----------
         Total Fixed Assets                                           2,893,040

Other Assets:                                                            33,494

Total Assets:                                                        10,826,249
                                                                     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Current Installments on Capital Lease Obligations                    264,903
   Accounts Payable                                                   4,326,210
   Notes Payable                                                        300,000
   Accrued Expenses                                                     279,268
                                                                     -----------
         Total Current Liabilities                                    5,170,381

Capital Lease Obligations less Current Installments                     824,742

Stockholders' Equity:
   Common Stock                                                         266,134
   Additional Paid-in Capital                                        11,811,147
   Deficit                                                           (6,879,837)
   Deferred Compensation                                               (366,318)
                                                                     -----------
         Total Stockholders' Equity                                   4,831,126

Total Liabilities and Stockholders' Equity                           10,826,249
                                                                     ===========


See notes to condensed financial statements.

                              PINNACLE FOODS, INC.
                             Statement of Operations
                                   (Unaudited)


                                                    For the Three Month                           For the Six Month
                                                   Period Ended June 30,                        Period Ended June 30,
                                              ---------------------------------          ----------------------------------
                                                 2001                  2000                  2001                  2000
                                                 ----                  ----                  ----                  ----
Sales                                         10,950,870             1,359,258            18,968,494             2,116,367

Cost of Goods Sold                            11,149,793             1,473,500            18,657,839             2,390,856
                                             -------------------------------------------------------------------------------

Gross Profit (Loss)                             (198,923)             (114,242)              310,655              (274,489)

General & Administrative Expenses                595,298               306,084             1,297,996               457,618
                                             -------------------------------------------------------------------------------

Loss of Operations                              (794,221)             (420,326)             (987,341)             (732,107)

Other Expenses
   Interest (Net)                                 48,907               186,780               117,056               208,174
   Depreciation & Amortization                   148,943                70,801               292,424               112,834
                                             -------------------------------------------------------------------------------
                                                 197,850               257,581               409,480               321,008

Net Loss                                        (992,071)             (677,907)           (1,396,821)           (1,053,115)
                                             ===============================================================================

Loss Per Share
   Basic                                           (0.07)                (0.08)                (0.11)                (0.12)
   Diluted                                         (0.07)                (0.08)                (0.10)                (0.12)

Weighted Average Shares Outstanding
   Basic                                      13,575,076             8,667,692            12,676,285             8,461,167
   Diluted                                    13,575,076             8,667,692            12,676,285             8,461,167



See notes to condensed financial statements.

                              PINNACLE FOODS, INC.
                             Statement of Cash Flows


                                                                   Six Month Period Ended June 30,
                                                                ------------------------------------
                                                                     2001                  2000
                                                                     ----                  ----
Cash flows used for operating activities:
   Net Loss                                                       (1,396,821)           (1,053,115)
   Adjustments:
       Depreciation & Amortization                                   293,024               112,834
       Deferred Compensation                                          52,332                     -
       Common Stock issued for:
           Interest                                                   23,818               166,000
           Consulting                                                128,000                     -
           Compensation                                                    -               125,600
       Changes in assets and liabilities
           Trade Receivables                                      (1,403,522)             (343,445)
           Other Receivables                                          95,410
           Inventory                                                (384,916)             (164,394)
           Prepaid Expenses                                           10,290                     -
           Accounts Payable                                        1,438,335               622,322
           Accrued Expenses                                            2,963               120,226
                                                                 -------------         -------------
Net cash used for operating activities                            (1,141,087)             (413,972)

Net cash used for investing activities:
   Purchase of property and equipment                               (343,561)             (668,872)
   Other Assets                                                        5,204                   259
                                                                 -------------         -------------
Net cash used for investing activities                              (338,357)             (668,613)

Cash flows from financing activities:
   Proceeds from issuance of stock, net                            5,923,418               640,000
   Proceeds from issuance of debt                                          -               795,000
   Repayments on debt                                                      -              (110,645)
   Repayments on capital lease obligations                          (140,200)              (53,923)
                                                                 -------------         -------------
Net cash provided by financing activities                          5,783,218             1,270,432
                                                                 -------------         -------------

Net increase in cash                                               4,303,774               187,847

Cash, beginning of year                                                    -                92,271
                                                                 -------------         -------------

Cash, end of period                                              $ 4,303,774               280,118
                                                                 =============         =============

Supplemental disclosure of cash flow information:
   Interest paid during the period                               $    51,096           $    39,301
                                                                 =============         =============

   Purchase of equipment under capital lease agreements          $   181,775           $   344,507
   Debt converted into common stock                                  100,000

See notes to condensed financial statements.

                              Pinnacle Foods, Inc.
                        Statement of Stockholders' Equity
                      Six Month Period ended June 30, 2001


                                           Common Stock
                                          $.01 par value
                                    50,000,000 shares authorized

                                      Shares issued                     Additional                       Deferred
                                       or issuable       Amount      paid-in capital       Deficit      Compensation       Total
                                   =================================================================================================

Balance, January 1, 2001                13,367,298     $ 133,673       $ 5,768,372      $(5,483,016)     (418,650)     $       379

Net loss                                                                                 (1,396,821)                    (1,396,821)

Grant of compensatory options                                                                               52,332          52,332

Common stock issued or issuable for:
     Cash, net                          13,003,494       130,035         5,793,383                                       5,923,418
     Consulting                            160,000         1,600           126,400                                         128,000
     Interest                               15,879           159            23,659                                          23,818
     Convertible Debt                       66,667           667            99,333                                         100,000
                                   -------------------------------------------------------------------------------------------------

Balance, June 30, 2001                  26,613,338     $ 266,134       $11,811,147      $(6,879,837)     (366,318)      $4,831,126
                                   =================================================================================================

See notes to condensed financial statements.

                              Pinnacle Foods, Inc.
                     Notes to Condensed Financial Statements
                                  June 30, 2001

1.   Basis of presentation.

     The unaudited condensed financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such SEC rules and regulations; nevertheless, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements and the notes hereto should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-SB. In the opinion of the Company, all adjustments, including normal recurring adjustments necessary to present fairly the financial position of Pinnacle Foods, Inc. as of June 30, 2001 and the results of its operations and cash flows for the three and six month then ended, have been included. The results of operations of the interim period are not necessarily indicative of the results for the full year.

2.   Accounting policies.

     There have been no changes in accounting policies used by the Company during the quarter ended June 30, 2001.

3.   Summary of business.

     Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to food retailers in the Northeastern United States. It grants credit to its customers without requiring collateral.

4.   Inventory.

     The Company's inventories are valued at the lower of first-in, first-out cost or market. Inventories consist of the following:

              Beef, pork, veal, lamb           319,455
              Packaging supplies               277,611
              Finished Goods                   265,615
                                              ---------
                                               862,681


5.   Notes payable.

     During 2001, the Company repaid $100,000 of convertible bonds with its common stock. The conversation ratio for this borrowing $1 per share.

     At June 30, 2001, the Company had another note payable for $300,000. This note is unsecured and non-interest bearing. The note holder has the option of converting the loan into common stock at a conversion rate of $1 a share prior to August 1, 2001. If the conversion right has not been exercised by August 1, the note is automatically converted at $1 per share.

6.   Stock options.

     During 2001, the Company granted 375,000 stock options with exercise prices ranged from $1 to $1.25 per share. In addition, 25,000 shares were forfeited.

7.   Net income (loss) per share.

     Basic earnings per share (EPS) is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options. No adjustments to earning were made for purposes of per share calculations. There were no dilutive potential common shares in 2001 or 2000 because the assumed exercise of the options would be anti-dilutive.

8.   Stockholders' equity.

     In June 2001, the Company entered into an agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield purchased shares of the Company which resulted in Smithfield owning 50% of the issued shares for $6,000,000. In addition, Smithfield provided the Company with a $30,000,000 revolving loan. The loan will bear interest at 1% above prime and will be secured by all the Company's assets, and will mature in five years.

9.   Smithfield Transaction.

     In June of 2001, the Company entered into an agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield purchased shares of the Company which resulted in Smithfield's owning 50% of the issued and outstanding shares upon completion of the transaction for a purchase price of $6,000,000. In conjunction with the Smithfield transaction noted above, Smithfield provided the Company with a $30,000,000 revolving line of credit. The Company's outstanding balance under the line of credit bears interest at 1% above prime and is secured by all of the Company's assets. The loan will mature in five years. At June 30, 2001, the Company had no outstanding balance under the line of credit. For additional information, please see Part I, Item 1, "Business - Smithfield Transaction."

                              PINNACLE FOODS, INC.

                    January 1, 2000 through DECEMBER 31, 2000

                          Independent Auditors' Report





Board of Directors
Pinnacle Foods, Inc.
Pottstown, Pennsylvania

We have audited the accompanying balance sheet of Pinnacle Foods, Inc. as of December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Foods, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ KRONICK KALADA BERDY & CO.
Kingston, Pennsylvania
February 16, 2001, except April 24, 2001
for footnotes 11, paragraphs 2 and 3, and 13.

                              PINNACLE FOODS, INC.
                                  Balance Sheet
                                DECEMBER 31, 2000

                                     ASSETS

Current Assets:
      Receivables:
            Trade, net of allowance for doubtful accounts of $25,595             $ 1,290,194
            Other                                                                     95,410
      Inventory                                                                      477,765
      Prepaid expenses                                                                49,834
                                                                                 -------------
            Total current assets                                                   1,913,203

Property and equipment                                                             3,030,574
Less accumulated depreciation                                                        369,846
                                                                                 -------------
            Net property and equipment                                             2,660,728

Other assets                                                                          38,698
                                                                                 -------------

                                                                                 $ 4,612,629
                                                                                 =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Notes payable                                                              $   400,000
      Current installment of capital lease obligations                               254,179
      Accounts payable                                                             2,887,875
      Accrued expenses                                                               276,305
                                                                                 -------------
            Total current liabilities                                              3,818,359

Capital lease obligations, less current installments                                 793,891

Stockholders' equity:
      Common stock                                                                   133,673
      Additional paid-in capital                                                   5,768,372
      Deficit                                                                     (5,483,016)
      Deferred compensation                                                         (418,650)
                                                                                 -------------
                                                                                         379

                                                                                 $ 4,612,629
                                                                                 =============

                       See notes to financial statements.

                              PINNACLE FOODS, INC.
                             STATEMENT OF OPERATIONS
                                   YEAR ENDED
                                DECEMBER 31, 2000

Sales, net                                       $ 13,595,490
                                                 --------------
Cost of sales:
   Meat                                             9,327,104
   Labor                                            2,548,031
   Supplies                                         1,849,842
   Other                                              289,362
                                                 --------------

Total cost of sales                                14,014,339
                                                 --------------

Gross loss                                           (418,849)
                                                 --------------

Operating expenses:
   Professional fees:
      Consulting                                    2,030,007
      Other                                           251,136
   Salaries, wages and related expenses               429,157
   Depreciation                                       333,866
   Cleaning                                           152,455
   Utilities                                          135,977
   Rent                                               130,774
   Freight out                                        129,598
   Insurance                                          101,033
   Travel and entertainment                            79,354
   Office                                              68,352
   Commissions                                         63,493
   Repairs and maintenance                             57,536
   Taxes                                               43,762
   Waste removal                                       39,654
   Telephone                                           38,979
   Advertising and promotion                           38,227
   Provision for doubtful accounts                     25,595
   Equipment rental                                    18,729
   Miscellaneous                                       15,584
                                                 --------------
Total operating expenses                            4,183,268
                                                 --------------
Loss from operations                               (4,602,117)
Interest expense                                      351,458
                                                 --------------
Net loss                                         $ (4,953,575)
                                                 ==============
Loss per share                                   $      (0.52)
                                                 ==============
Average shares outstanding                          9,467,707
                                                 ==============

                       See notes to financial statements.

                              PINNACLE FOODS, INC.
                             STATEMENT OF CASH FLOWS
                                   YEAR ENDED
                                DECEMBER 31, 2000


Cash flows used for operating activities:
    Net loss                                                           $(4,953,575)
    Adjustments:
           Provision for doubtful accounts                                  25,595
           Depreciation                                                    333,866
           Common stock issued for:
              Compensation                                                 125,600
              Interest                                                     226,130
              Consulting services                                        1,896,600
               Changes in assets and liabilities Increase in:
               Receivables                                              (1,311,097)
               Inventory                                                  (465,277)
               Prepaid expenses                                            (38,452)
               Accounts payable                                          2,678,730
               Accrued expenses                                            236,227
                                                                       -------------
Net cash used for operating activities                                  (1,245,653)
                                                                       -------------

Net cash used for investing activities:
    Purchase of property and equipment                                    (812,962)
    Security deposits                                                      (27,366)
                                                                       -------------
Net cash used for investing activities                                    (840,328)

Cash flows from financing activities:
    Proceeds from issuance of common stock                               1,238,500
    Proceeds from issuance of debt                                       1,515,240
    Repayments on debt                                                    (482,454)
    Repayments on capital lease obligations                               (277,576)
                                                                       -------------
Net cash provided by financing activities                                1,993,710
                                                                       -------------

Net decrease in cash                                                       (92,271)

Cash, beginning of year                                                     92,271
                                                                       -------------


Cash, end of year                                                      $         -
                                                                       =============

Supplemental disclosures of cash flow information:
    Interest paid during the period                                    $   114,125
                                                                       =============

    Non-cash items:
    Forgiveness of debt from a shareholder/officer                     $   270,000
    Common stock issued for equipment                                      311,325
    Purchase of equipment under capital lease agreements                   834,749
    Debt converted into common stock                                       995,240
    Increase in additional paid in capital
       and deferred compensation                                           418,650



                       See notes to financial statements.

                             PINNACLE FOODS, INC.
                      STATEMENT OF STOCKHOLDERS' EQUITY
                         YEAR ENDED DECEMBER 31, 2000


                                                  Common stock
                                         ------------------------------------
                                                 $.01 par value
                                         ------------------------------------
                                          50,000,000 shares authorized
                                         ------------------------------------
                                            Shares                     Additional
                                          issued or                     paid-in                       Deferred
                                           issuable       Amount        capital        Deficit       compensation         Total
                                         ----------------------------------------------------------------------------------------

Balance, January 1, 2000                   8,250,000    $   82,500       $337,500     $ (529,441)                     $(109,441)

Net loss                                                                              (4,953,575)                    (4,953,575)

Grant of compensatory options                                             418,650                     $(418,650)              -

Common stock issued or issuable for:
   Cash                                    1,275,000        12,750      1,225,750                                     1,238,500
   Compensation                              785,000         7,850        117,750                                       125,600
   Equipment                                 202,300         2,023        309,302                                       311,325
   Consulting                              1,505,000        15,050      1,881,550                                     1,896,600
   Interest                                  209,998         2,100        224,030                                       226,130
   Convertible debt                        1,140,000        11,400        983,840                                       995,240

Shareholder/officer debt forgiveness                                      270,000                                       270,000
                                         ----------------------------------------------------------------------------------------

Balance, December 31, 2000                13,367,298    $  133,673     $5,768,372   $ (5,483,016)     $(418,650)      $     379
                                         ========================================================================================

                       See notes to financial statements.

                              PINNACLE FOODS, INC.

                      NOTES TO AUDITED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000



1. Business description and summary of significant accounting policies:

Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to food retailers in the Northeastern United States. It grants credit to its customers without requiring collateral.

Inventory:
The Company's inventories are valued at the lower of first-in, first-out cost or market. Inventories consist of the following:

       Beef, pork, veal, lamb                      $272,000
       Packaging supplies                           200,000
       Finished goods                                 5,765
                                                   --------

                                                   $477,765
                                                   ========

Property and equipment:

Items capitalized as property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets by the straight line method. Maintenance and repair cost are expensed as incurred. Improvements that materially extend the life of an asset are capitalized.

Revenue recognition:
Revenues from sales are recorded upon shipment to customers.

Advertising costs:
These expenses are recorded when incurred. They amounted to $38,227 in 2000.

Start- up costs:
In accordance with Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," costs of start-up activities, including organization costs, are expensed as incurred. Prior to SOP 98-5, start-up costs were capitalized and amortized into operations over a period of time.

Fair value:
The fair value of the Company's financial instruments approximate the amounts recorded in the financial statements.

Use of estimates:
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

2. Loss per share:

Basic loss per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common share outstanding. Diluted loss per share is computed by dividing the loss applicable to common shareholders by the weighted average of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. There were no dilutive potential common shares in 2000 because the assumed exercise of the options would be anti-dilutive.

3. Cash concentrations:

The Company maintains its principal cash accounts in commercial banks located in Pennsylvania. Accounts at each bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2000, cash balances in commercial banks exceeded the FDIC insurance coverage by $155,000. At December 31, 2000, approximately $17,000 of a cash overdraft was included in accounts payable.

4. Significant customers:

During the period January 1, 2000 through December 31, 2000, the Company had three customers that accounted for approximately 51%, 27% and 16% of the Company's sales. These customers accounted for 59%, 5% and 30% of Company's accounts receivable at December 31, 2000.

5. Property and equipment:

Property and equipment at December 31, 2000 is comprised of the following:

      Equipment                                          $ 2,683,258
      Leasehold improvements                                 304,225
      Furniture and fixtures                                  28,539
      Computer                                                14,552
                                                         -----------
                                                           3,030,574
                                                         -----------
      Accumulated depreciation                             ( 369,846)
                                                         -----------

                                                         $ 2,660,728
                                                         ===========


$1,376,117 and $157,404 is included in equipment and accumulated depreciation for assets that were purchased via capital leases.

6. Notes payable:

Notes payable consists of the following at December 31, 2000:

      Note payable (a)                                     $ 300,000

      Note payable (b)                                       100,000
                                                           ---------

                                                           $ 400,000
                                                           =========

Note payable (a) is unsecured, non-interest bearing effective November 22, 2000 and matures August 1, 2001. The note holder has the option of converting the loan into common stock at a conversion rate of $1 a share prior to August 1, 2001. If the conversion right has not been exercised by August 1, the note is automatically converted at $1 a share. The Company paid additional consideration to the note holder in form of 75,000 shares of common stock at the inception of the note and an additional 37,500 shares at September 2000. The additional consideration was recorded as interest expense. The note holder is a shareholder.

Note payable (b) is unsecured and matures June 30, 2001. It bears interest at 10% per annum. Subsequent to December 31, 2000, this note was converted into common stock at a conversion rate of $1.50 a share. The Company paid additional consideration to the note holder of 25,000 shares of common stock at the inception of the note and an additional 12,500 shares at September and December 2000. The additional consideration was recorded as interest expense.

In addition to the above notes, the Company borrowed approximately $995,000 in 2000 to fund working capital and debt refinancing. These borrowings were repaid with the common stock of the Company. These borrowings were unsecured and bore interest between 8% and 10.5% per annum. The conversion ratio for these borrowings ranged between $0.75 to $1.25 a share.

7. Capital lease obligations:

The Company is a lessee under capital leases for various equipment.

Maturities under capital leases for the five years subsequent to December 31, 2000 are as follows:

         2001                                                  $ 357,901
         2002                                                    285,660
         2003                                                    283,560
         2004                                                    300,790
         2005                                                     86,003
                                                             -----------
         Total capital leases payable                          1,313,914
         Less amounts representing interest                      265,844
                                                             -----------

         Present value of net minimum lease payments         $ 1,048,070
                                                             ===========


8. Stockholders' equity:

Common stock:

There are 50,000,000 shares of common stock, $.01 par value, authorized; 13,367,298 shares issued and outstanding. During 2000, the Company issued 785,000, 202,300, 1,505,000, 209,998 and 1,140,000 of common stock for compensation, asset purchases, consulting, interest and loan conversions, respectively. The amounts charged to operations were $125,600 for compensation, $1,896,600 for consulting and $226,130 for interest. In accordance with Financial Accounting Standard Board Statement No. 123. "Accounting for

Stock-Based Compensation," the valuation of the stock issuances was determined by the services rendered, asset received or the market value of the stock at the time of issuance. The stock issued for the loan conversions was determined by the conversion rights included in the debt agreements. In addition, the Company sold approximately 1,275,000 for prices ranging from $.75 to $1.50 a share.

Additional paid-in capital:
Included in additional paid-in capital is debt forgiveness from a former shareholder/officer in the amount of $270,000. In accordance with Accounting Principles Board Opinion No. 26 "Early Extinguishment of Debt", this transaction was treated as a capital transaction. This transaction was completed in conjunction with the shareholder/officer termination from the Company, sale of his stock and release from his personal guarantee of Company debt. This debt arose in 1999 ($250,000) and 2000 ($20,000). Interest was due monthly and calculated at 1% above the prime rate. The proceeds of this debt was used for working capital. The original maturities were July 2001 and June 2000, respectively. No gain or loss was recognized on this transaction. Other transactions included in additional paid-in capital are deferred compensation expense (see stock option footnote) and the interest expense for the debt conversion, as required by Emerging Issues Task Force Issue No. 85-17 "Accrued interest upon conversion of convertible debt."

Stock options:
In 1999, The Board of Directors and shareholders approved a stock option plan in which incentive stock options and non-qualified stock options may be granted. The 1999 plan provides for the grant of options to purchase up to 1,500,000 shares. Upon the termination or expiration of any stock options granted, the shares covered by such terminated or expired stock options will be available for further grant; 135,000 options were available for grant at December 31, 2000. The Board of Directors, at the date of grant of an option, determines the number of shares subject to the grant and the terms of such option. In addition, the Board of Directors granted 200,000 options outside of the 1999 stock option plan. All outstanding options vest over four years and terminate between five and ten years, after grant.

Changes in outstanding common stock options granted are summarized below:

                                                  Number            Average
                                                    of             exercise
                                                  shares             price
                                                  ------             -----

         Balance at beginning of year               50,000            $ .16

         Options granted                         1,565,000              .36

         Options forfeited                         150,000              .16
                                                 ---------            -----

         Balance at end of year                  1,565,000            $ .36
                                                 =========            =====

         Options exercisable at year-end            12,500           $  .16

Exercise prices and remaining contractual lives are summarized below:

        Number of Options           Option price               Remaining life
        -----------------           ------------               --------------

           355,000                    $  .16                       8.30

           450,000                       .30                       9.68

           550,000                       .33                       9.66

           210,000                      1.00                       9.68

The Company in accordance with an election under generally accepted accounting principles for stock options has recorded no compensation cost, except for those shares whose exercise price was less than the fair market value on the measurement date, for its stock options. The excess between the fair market value of the shares on the measurement date over the exercise price is recorded as deferred compensation and will be charged to operations over the vesting period of four years.

Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the plans, the Company's net loss and per share amounts would have been changed to the proforma amounts disclosed below:

Net loss:
  As reported                                     $(4,953,575)
  Proforma                                         (4,984,117)


Basic loss per share:
  As reported                                     $(      .52)
  Proforma                                         (      .53)

The fair values were determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

Dividend yield                                            .00%
Risk free interest rate                                  6.08%
Expected life                                         10 years
Volatility                                             107.10%

9. Income taxes:

The Company has $5,450,000 in federal and state net operating loss carryovers, which can be used to offset future taxable income. The federal and state net operating loss carryforwards begin to expire in the year 2019 and 2009, respectively.

In 2000, the tax benefit of the current year net operating loss carryforward of $2,131,000 was offset by a valuation provision. The reconciliation between income tax benefit at the federal statutory rate of 34% and tax on the Statement of Operations is as follows:

Federal income tax benefit
    at the statutory rate                                             $1,684,000
State income tax benefit                                                 446,000
Other                                                                      1,000
                                                                      ----------
                                                                       2,131,000
Valuation allowance                                                    2,131,000
                                                                      ----------
Tax benefit per the Statement of Operations                           $        0
                                                                      ==========

The components of the Company's deferred tax assets are as follows:

Net operating loss carryforward                                       $2,291,000
Other                                                                     15,000
                                                                      ----------
Total deferred tax assets                                              2,306,000
  Valuation allowance                                                  2,306,000
                                                                      ----------
                                                                      $        0
                                                                      ==========


The valuation allowance at December 31, 1999 was $175,000.

10. Lease commitments:

The Company leases its Philadelphia and Pottstown locations. The Philadelphia lease is for a term of 37 months ending August 31, 2002 and requires monthly payments of $5,500. This property is leased from individuals were are related to a former shareholder/officer. The Pottstown lease is for an initial term of one year ending April 30, 2001 with an automatic renewal of three consecutive periods of one year each unless 60 day notification is given by the Company prior to the end of the initial term or renewal term and requires monthly payments of $7,500. Total rent expense under these leases was approximately $131,000.

Future minimum rentals under these leases, assuming a one year renewal of the Pottstown lease, are as follows:

         2001                                         $158,000
         2002                                           76,000


11. Related party transaction:

During 2000, the Company engaged a shareholder to assist the Company in obtaining debt financing to be used for a potential expansion into New England and for working capital purposes. The shareholder is also the holder of note payable (a) referred to in footnote 6. The agreement provides that the Company would issue to the shareholder 1.1 million shares of Company common stock on February 1, 2001, and upon the closing of debt financing in the amount of at least $9.5 million procured pursuant to the agreement, a second group of 1.1 million shares of Company common stock.

The agreement also provides that if, prior to the completion of such debt financing and prior to the termination of the agreement, more than 30% of the Company's outstanding shares of common stock shall be sold in a single transaction or a series of related transactions, the shareholder shall be entitled to receive the second group of 1.1 million shares. The agreement further provides that if the Company sells new shares at a price of less than

$2.50 per share at any time after the shareholder becomes entitled to receive the second group of 1.1 million shares, the number of shares otherwise deliverable pursuant to the agreement is increased in accordance with a formula that varies inversely with the sales price for such newly sold shares. Finally, the agreement granted the shareholder an option to acquire for no additional consideration up to 2,000,000 additional shares of Company common stock if any such debt financing were forgiven by the lender(s) under specified circumstances.

The Company has asserted that it was improperly induced to enter into the agreement by statements and representations made by the shareholder and disputes its obligation to deliver any shares of Company common stock to the shareholder. The Company also terminated the agreement on April 6, 2001 at a time when no debt financing had been closed and only a single proposal for financing in the amount of $2.5 million had been obtained. The shareholder contests the Company's assertions and the matter may result in litigation.

Because of the pendency of the dispute, the Company is unable to determine with certainty the actual number of shares, if any, which it will be required to issue to the shareholder; however, the Company is nonetheless required to treat the matter in some manner to complete its financial statements. Accordingly, the Company has chosen to include the initial group of 1.1 million shares in the foregoing Statement of Stockholders' Equity and has charged $1.65 million (representing the 1.1 million shares at a price of $1.50 per share) to operations for the year ended December 31, 2000 on account of the consulting services allegedly provided by the shareholder pursuant to the agreement. Despite this presentation, the Company disputes its obligation to deliver any such shares, and when the matter is ultimately resolved, an appropriate accounting entry will be made to reflect the difference between the shares issued in such resolution, if any, and the number of shares recorded on the foregoing financial statements.

12. Litigation:

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the financial statements of the Company will not be materially affected by the outcome of such legal proceedings.

13. Subsequent event:

On April 24, 2001, the Company entered into a non-binding agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield will purchase shares of the Company which will result in Smithfield owning 50% of the issued shares upon completion of the transaction (approximately 13,500,000 shares) for $6,000,000. In addition, Smithfield will provide the Company with a $30,000,000 revolving loan. The loan will bear interest at 1% above prime and will be secured by all of the Company's assets, and will mature in five years.

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

                                    PART III

Item 1. Index to Exhibits.

     3.1    Articles of Incorporation (with amendments thereto)

            3.1.1  Original Articles of Incorporation                          *

            3.1.2  Articles of Amendments                                      *

            3.1.3  Statement of Change of Registered Office                    *

     3.2    Amended and Restated By-laws                                       *

     10.1   Employment Agreement by and between Pinnacle Foods, Inc. and
            Michael D. Queen dated March 1, 2001                               *

     10.2   Termination Agreement by and between Pinnacle Foods, Inc. and
            Samuel Lundy dated June 9, 2000                                    *

     10.3 Agreement by and between Pinnacle Foods, Inc. and United Food & Commercial Workers Union Local 56, AFL-CIO dated October 1, 1999
            (as amended February 1, 2001)                                      *

     10.4   Agreement by and between Pinnacle Foods, Inc. and Robert V.
            Matthews dated November 22, 2000                                   *

     10.5   Loan Agreement by and between Pinnacle Foods, Inc. and Robert V.
            Matthews dated June 29, 2000                                       *

     10.6 Amended and Restated Lease Agreement between Pinnacle Foods, Inc. and Theodore C. Asousa and Theodore Asousa, Jr., T/A Asousa Partnership dated April 1, 2000 with respect to Pottstown
            Facility                                                           *

     10.7   Lease Agreement by and between Pinnacle Foods, Inc. and S. Lundy
            & Sons, Inc. dated August 1, 1999 with respect to Philadelphia
            Facility                                                           *

     10.8   Stock Purchase Agreement by and between Pinnacle Foods, Inc. and
            Smithfield Foods, Inc. dated May 31, 2001                          *

     10.9   Warrant Certificate of Pinnacle Foods, Inc. issued to Smithfield
            Foods, Inc. dated June 27, 2001                                    *

     10.10 The Standstill Agreement by and between Pinnacle Foods, Inc., Smithfield Foods, Inc., Ellis M. Shore and Michael D. Queen dated
            June 27, 2001                                                      *

     10.11  Registration Rights Agreement between Pinnacle Foods, Inc. and
            Smithfield Foods, Inc. dated June 27, 2001                         *

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

     10.12  Credit Agreement between Pinnacle Foods, Inc. and Smithfield
            Foods, Inc. dated June 27, 2001                                    *

     10.13  Indemnification Agreement between Pinnacle Foods, Inc. and Ellis
            M. Shore dated June 27, 2001                                       *

     10.14  Consulting Agreement between Pinnacle Foods, Inc. and Ellis M.
            Shore dated March 1, 2001                                          *

     10.15  Employment Agreement between Pinnacle Foods, Inc. and Dennis
            Bland dated June 28, 2001                                         **

     16.1   Letter on Change in Certifying Accountant                         **

     * Incorporated by reference to Amendment No. 1 to the Registration Statement on Form 10-SB (filed with the Commission July 9, 2001).

     ** Incorporated by reference to Amendment No. 2 to the Registration Statement on Form 10-SB (filed with the Commission August 31,
            2001).

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PINNACLE FOODS, INC.


Date:  November  16, 2001                  By:  /s/  Michael D. Queen
                                                --------------------------------
                                                     Michael D. Queen, President






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